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06010915

February 10, 2006



FEB 13 2006

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

SUPPL

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated February 9, 2006 announcing that Arcelor has extended its offer for Dofasco to February 20, 2006.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

PROCESSED



Manuel Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA

arcelor

PRESS RELEASE

Arcelor Announces Extension of its Offer for Dofasco to February 20, 2006 and Mailing of Notice of Extension

Luxembourg, February 9, 2006 - Arcelor SA announced today that it is extending the expiry date of its offer to acquire all of the outstanding Common Shares of Dofasco Inc. from February 9, 2006 to February 20, 2006 in order to allow for sufficient time to obtain the required regulatory approvals.

Arcelor's extended offer is included in its formal notice of extension, which is being mailed to Dofasco's shareholders today and will also be available on the SEDAR website at www.sedar.com.

UBS and Merrill Lynch are acting as financial advisers and Ogilvy Renault LLP is acting as legal advisor to Arcelor.

About Dofasco

Established in 1912, Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal(TM), Galvalume(TM), and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and Zyplex(TM), a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries. The company has additional operations in Canada, the United States and Mexico. Dofasco also owns 98.7% of Québec Cartier Mining (QCM). QCM owns and operates the Mont-Wright open pit mine and a pellet plant at Port-Cartier.

About Arcelor

Arcelor is the number one of the global steel industry with a turnover of 30 billion euros in 2004. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its customers. Arcelor employs 94,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

Corporate Communications
Tel.: +352 4792 5000
E-mail: press@arcelor.com

Patrick Seyler +352 4792 2360
Luc Scheer: +352 4792 4455
Jean Lasar: +352 4792 2359

(USA and Canada)
Jackie King (Hill & Knowlton Canada)
+1 613 298 8014
jackie.king@hillandknowlton.ca

(Spain)
Ignacio Agreda: +34 94 489 4162
Oscar Fleites: +34 98 512 60 29

(France)
Sandra Luneau +33 1 41 25 65 04

Investor relations
E-mail: investor.relations@arcelor.com
Martine Hue +352 4792 2151
00 800 4792 4792 (toll-free, from the EU and Switzerland)
+33 1 41 25 9898